

16012451

ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Celadon Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch 973 701 8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave, Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Celadon Financial Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
JOAN CIOTOLA
Jersey
COUNTY
My Commission Expires
June 18,2018

Signature

MAN. MEM.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

CELADON FINANCIAL GROUP, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Celadon Financial Group, LLC

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC as of December 31, 2015, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Celadon Financial Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celadon Financial Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Celadon Financial Group, LLC's financial statements. The supplemental information is the responsibility of Celadon Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 26, 2016

CELADON FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 313,397
Due from clearing broker	457,597
Deposits with clearing broker	679,585
Securities owned, at market value	336,801
Deposits and other assets	58,038
Total assets	$ 1,845,418

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 168,705
Commission payable	87,684
Securities sold not yet purchased, at market value	28,316
Security deposit	850,000
Total liabilities	1,134,705
Member's equity	710,713
Total liabilities and member's equity	$ 1,845,418

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Celadon Financial Group, LLC (the "Company") is primarily owned by three members, Cambria Holdings, Inc. ("Cambria") 20%, the Company's President who is also the sole stockholder of Cambria - 79%, and Lance Baraker who became a partner in late 2013 - 1%. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company ("Celadon") was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association (NFA) as of November 2012. The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with multiple clearing firms.

In 2009, Cambria's sole stockholder transferred its ownership and interest in SIPC's assets, liabilities and equity to Cambria who, in turn, contributed these balances to the Company, in a tax free transaction. As both entities are under common control, there was no revaluation of the carrying values of recorded assets and liabilities that were ultimately contributed to the Company. From March 9, 2009 forward, brokerage and other services were provided to clients by Celadon Financial Group, LLC. SIPC was formally dissolved and liquidated in the year ending December 31, 2010.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include operating, savings, and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned and securities sold not yet purchased
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quote prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Concentration of credit risk - cash balances
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Due from clearing broker

Due from clearing broker represents commissions receivable that are uncollateralized trade obligations due under normal trade terms. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2015.

Deposits with clearing broker

The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2015, the Company had in effect clearing agreements with five independent clearing firms (Pershing, LLC, ICBC, Wedbush, Merrill Lynch, and Interactive Brokers). The Company currently has a depository account with Pershing, LLC in the amount of $50,000, $150,003 with ICBC, $470,002 with Wedbush and $9,581 with Interactive Brokers as of December 31, 2015. The Company has to maintain a minimum balance of $500,000 with Merrill Lynch. Currently the Merrill Lynch account value as of December 31, 2015 was $521,579.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2015 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenue recognition

Commissions revenue consisting of customers' securities transactions are recognized on a trade date basis. Proprietary securities transactions (Net trading gains) are recorded on a trade date basis, as if they have settled. Private placement fees are recorded when services for the transaction are determined to be completed, generally as set forth under the terms of the agreement. Interest income consist of accrued bond interest received and markups on margin and short account balances which are recognized when earned. Service fee income is a flat fee paid by customers to process trades and other income consists of miscellaneous items, both of which are recognized when earned.

Income taxes and uncertain tax positions

The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes and uncertain tax positions *(continued)*

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2012 for all major tax jurisdictions.

As of December 31, 2015, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Computation of customer reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

3. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2015.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The "Securities owned" and the "Securities sold not yet purchased" accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities.

The following presents the Company's December 31, 2015 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1
Securities owned	$ 336,801
Securities sold not yet purchased	(28,316)
Investment at fair value	$ 308,485

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2015, the Company had excess net capital of $436,544 and a net capital ratio of 2.06 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2015 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $116,133, which includes the haircut on option securities of $95,883. The options generally expire through the first quarter of 2016. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2015 statement of financial condition.

7. COMMITMENTS

The Company entered into a one year lease agreement for office space in Chatham, New Jersey that expired on March 31, 2015, The office is currently on a month to month basis. The one year lease had a rent adjustment clause stating for each year of the term following the initial year, annual rent shall be increased by an amount equal to 3% of the rent for the preceding year.

The Company entered into a month to month lease agreement commencing on January 15th, 2016 for office space in Shrewsbury, NJ with PAR Excellence Executive Office Suites, Inc.

The Company is obligated under a non-cancelable lease agreement for office space in New York City expiring in January 2016.

Future minimum rental commitments as of December 31, 2015 are as follows for:

Years Ended December 31		
2016	$	5,275

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. The Company is not subject to any claims or contingencies.

8. LOANS PAYABLE

The Company borrowed cash to finance growth in the Municipal bond business in 2015. The Revenue Participation Note Purchase Agreements are for a one year term from March 2015 through March 2016. The notes bear interest at the annual rate of 4% of the principal amount outstanding. The notes also include a revenue participation clause whereby the Company agrees to pay to the note participants, based on their proportionate share of the aggregate funded principal amount outstanding under the notes, 30% of all profits generated by the company's proprietary municipal bond trading account during the period beginning with the date of the note and ending on February 29th, 2016. There is also a reduction of amount of revenue participation under certain circumstances. In the event the revenue participation payment is payable between a 10% and 14% annual rate of return with respect to the aggregate principal, the amount of the participation payment otherwise due shall be remain at 10%. If the participation payment otherwise payable is more than a 14% annual rate of return with respect to the aggregate principal, then the participation payment shall reduce by 4%, so that the total actual payment is equal to the pro forma participation payment.

9. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $3,891 in 2015.

10. CONCENTRATIONS

During the year ended December 31, 2015, the Company earned approximately 19% of its revenue from three customers.

11. RELATED PARTY TRANSACTIONS

The Company paid an affiliate, Cambria Holdings, a total of $15,000 for consulting services performed for Celadon Financial Group, LLC. Daryl S. Hersch is the sole owner of Cambria Holdings. Mr. Hersch also owns 79% of Celadon Financial Group, LLC. There is no amount due to the affiliate at December 31, 2015.

12. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.